Exhibit 99.7

CERTIFICATIONS

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Bespoke Capital Acquisition Corp. (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 40-F for the year ended December 31, 2020 (the “Form 40-F”), of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2021

By:	/s/ Mark W.B. Harms
Mark W.B. Harms
Chief Executive Officer

Date: March 15, 2021

By:	/s/ Maja Spalevic
Maja Spalevic
Chief Financial Officer